                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 8-09

                                                                                                                      July 6, 2009

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit (originally announced in News Release No. 7-09 dated June 22, 2009).  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant which expires June 29, 2014.  The units (3,000,000 shares and 3,000,000 warrants) have been issued and are subject to a hold period until October 30, 2009. The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

SAMEX is currently conducting gold and silver exploration in the Nora and Cinchado areas, which are two of the numerous projects that comprise the Company’s wholly owned Los Zorros property in Chile.  The Los Zorros property covers a district of more than 80 square kilometers where numerous old gold and silver mines are situated along a six-kilometer trend that demonstrates strong potential for new discoveries.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.